Contact

www.linkedin.com/in/ceataelash (LinkedIn)
wefunder.com/puffcuff (Other)

Top Skills

Microsoft Word
Weddings
Graphic Design

Certifications

Georgia Minority Supplier Development Council
Cornell University Certificate in Women's Entrepreneurship
Corporate Communication
Babson Entrepreneurial Leadership and Influence
Black Women’s Entrepreneurial Leadership Program

Honors-Awards

Sally Beauty President's Innovation Award

Patents

PuffCuff Hair Clamp
UTILITY PATENT
PUFFCUFF DESIGN PATENT

Ceata E. Lash

Founder, Inventor & CEO | 4 Patents | Speaker | Inc. FF 200 | Goldman Sachs 10KSB | RICE Founding 100 | New Voices Fam | Shea-lister | TUCK Exec Ed | MBE | WBE

Marietta, Georgia, United States

Summary

PuffCuff was born the day I decided to stop chemically relaxing my hair and embraced what the good Lord gave me as an African-American woman. I also wanted to live a healthier more natural lifestyle free of chemicals and toxins, so I started my journey about seven years ago. And believe me, it was a true journey. Unable to find an existing product, I couldn’t shake the idea of PuffCuff, but I never imagined I would invent and manufacture it myself. As I became aware that many other African-American women were making the same natural transition it became clear we all had the same need for an easy styling tool. One that would be sanitary, wouldn’t put stress on our hair, and that would both be durable and affordable. Today we have a variety of products suitable for men and women of all ethnicities and textures.

Before I fulfilled my dream as an entrepreneur, I received my Bachelor of Fine Arts in Visual Communications from Northern Illinois University. I am a creative with a wealth of graphic design experience that has worked in various settings.

Experience

PUFFCUFF LLC

10 years 9 months

Founder, Inventor & CEO
August 2013 - Present (10 years 9 months)
Atlanta, Georgia, United States

Founder
August 2013 - Present (10 years 9 months)
Atlanta Metropolitan Area

Founder & Inventor
August 2013 - November 2021 (8 years 4 months)

Greater Atlanta Area

When I decided to change my lifestyle and transition from relaxed to natural hair, I discovered it was impossible to find accessories to accommodate the texture of my naturally curly hair. Searching in stores and online, I realized most hair accessories on the market are designed for straight, thin hair–NOT for my thick hair! Existing products cinched my hair to its smallest point of resistance, causing hair breakage, damage to the accessory.

I became determined to find a solution, but it just didn't exist. As I became more aware of other African American women making the same transition—all with similar hair texture and hairstyles, it became clear we all had the same need for an easy-to-use styling tool that would help us achieve quick looks without stressing our hair. It needed to be sanitary, durable and affordable. A little more research revealed there were others—men and women with curly hair, dread locks and braids—who were experiencing the same styling woes. It was then the concept of the PuffCuff was born, but I wouldn't let myself imagine that I could be the one to invent, manufacture and retail it myself. And, then, inspiration moved in.

In the fall of 2011, I was blessed to have my 99 year-old grandmother come to live with my family. She had been diagnosed with congestive heart failure and was close to death. My grandmother was my heart. I loved her dearly. In our quiet moments together; I often wondered, "Did she do everything she wanted to in her long life? Did she pursue all her dreams?" The answer was a resounding and confident, "YES." She was at total peace in knowing her time was at hand. So I thought, 'Would I be at peace with how my life turned out if the Lord blessed me to live to her age?" Knowing I might not get 99 years, if I put this idea on the shelf and left it there, I might not have the same peace my grandmother had when death was imminent. I decided I had to at least try. If I failed, it wouldn't be for a lack of trying. So here I am!

DesignTh@Wrx Visual Comminications

Senior Graphic Designer - Freelancer

June 2014 - February 2016 (1 year 9 months)

Marietta, GA

With over 20 years of freelance experience, I am a highly skilled, independent creative thinker that is extremely dependable executor of dynamic design. I design and produce a spectrum marketing pieces such as but not limited to brochures, news magazines, web graphics, direct mail, product design, POP displays, posters, exhibits, books, flyers and other publications. I develop

ideas while suggesting new or modifying existing ideas. I love to collaborate with a creative team and independently execute projects within established deadlines inherent to graphic design industry. I work primarily off-site in freelance capacity from my home office; which includes, high-speed internet access and an iMac with the latest version of the Adobe Creative Suite but I'm more than willing to work on site if required.

Harper College

9 years 10 months

Graphic Designer

March 2012 - June 2014 (2 years 4 months)

Palatine, IL

Design and produce a variety of skilled graphic design pieces including but not limited to posters, exhibits, advertisements, brochures, books, newsletters, flyers, direct mail and other departmental publications using professional grade computer graphic systems and software. Develop ideas while suggesting new or modifying existing ideas; demonstrate graphic techniques and advise other departmental personnel on techniques and methods to use. Prepare printing specifications for print shop. Work independently within established deadlines inherent to graphic design industry.

Graphic Designer Temporary Employee

September 2004 - March 2012 (7 years 7 months)

Palatine, IL

Freelance Graphic Designer/Production Artist, 1996 – 2011
Projects have varied from design intensive to total production, on-site as well as out of home office. Proficient in all major design programs for the Macintosh and the PC. Portfolio includes projects ranging from annual reports and identity systems to direct mail pieces and package design. Excellent production skills. Ability to work independently, produce outstanding work and meet difficult deadlines. Received numerous awards for Harper College of Palatine, IL who was main client from 2004 – 2011.

Lucent Technologies

Graphic Designer

1997 - 1999 (2 years)

Lisle/Naperville

Responsibilities included the art direction, design and production of various corporate communications pieces while maintaining the corporate graphic standards. Projects included departmental and product logos, annual reports,

brochures, conference collateral, and etc. Supported major international and local conferences, departmental meetings and awards & recognition programs. Trained incoming designer in pre-press and print production. Worked directly with various vendors.

Education

Northern Illinois University

Bachelor of Fine Arts (BFA), Design and Visual Communications, General · (1990 - 1995)

Tuck Executive Education at Dartmouth

Building a Successful Diverse Business · (December 2023 - December 2023)